Exhibit 99.60

99.60 Report of Voting Results of 2014 Annual Meeting

Cipher Pharmaceuticals Inc.

Voting Results

(Section 11.3 of National Instrument 51-102)

This report describes the matters voted upon and the outcome of the votes at the Annual and Special Meeting of Cipher Pharmaceuticals Inc.

(the “Corporation”) held on May 2, 2014

		Number
Brief Description of	Outcome	of Votes Cast
Matters Voted Upon	of the Vote	For	Against	Withheld
In respect to the election of directors	Approved
(a) Gerald P. McDole		14,147,249		11,976
(b) Dr. John D. Mull		14,141,729		17,496
(d) Stephen R. Wiseman		14,147,249		11,976
(e) Dr. Stefan Aigner		14,148,249		10,976
(f) Dr. William D. Claypool		14,148,249		10,976
(g) Thomas G. Wellner		14,147,349		11,876
In respect of appointment of auditors	Approved	14,792,989		926